Exhibit 99.1

Betterware de México Appoints Alejandro Ulloa as Chief Financial Officer

Guadalajara, Jalisco, México; October 27, 2022 - Betterware de Mexico S.A.P.I. de C.V. (Nasdaq: BWMX) (“Betterware” or “The Company”) announced that Alejandro Ulloa joined as Chief Financial Officer on October 3, 2022. Carlos Doormann, Chief Financial Officer since October 2021, has transitioned into a new role as Corporate Chief Investor Relations and Strategy Projects. Mr. Ulloa and Mr. Doormann report to Luis Campos, Executive Chairman of the Board.

Mr. Alejandro Ulloa joins Betterware with extensive experience at large and multinational companies including Citelis (Organización Ramírez), where he served as Chief Financial Officer; General Electric, as Director of Equity; and at Banamex Citigroup, where he held various positions of increasing responsibility, including Vice President of Financial Institutions at the Corporate and Investment Banking, Manager of Relations with Financial Institutions and Corporate and Investment Bank, Relationship Manager for Institutional Remedial Management and Credit Analyst. Mr. Ulloa also served as a member of Banorte's regional Board. He has a BS in Economics from ITAM, where he also received a Diploma in Credit and Financial Risk Management. Mr. Ulloa holds an MBA from Yale University and has an Executive Diploma in Real Estate Management from Harvard University.

Luis G. Campos, Executive Chairman of the Board, stated, "We are pleased to welcome Alejandro Ulloa to the Betterware family as Chief Financial Officer. Alejandro’s significant experience in finance and banking is expected to be highly valuable to Betterware Group, as we execute our operational and financial strategies that we expect to position our Company for long-term, profitable growth. I also want to thank Carlos for his contributions as Chief Financial Officer and expect to continue to benefit from his business acumen in his new role.”

“I am excited to join Betterware and bring my experience to build upon the strong foundation that has been created to advance the Company’s leadership as a direct seller of home organization and household products in Mexico and assist to direct the integration of the recently acquired Jafra business. With significant competitive advantages, expansion into the resilient beauty category and new geographic opportunities, I believe Betterware Group has significant potential for sales and earnings growth. I look forward to assisting the company to realize its goals and importantly create value for its shareholders.”

Investor Relations Contacts

Company:

Investor Relations

ir@better.com.mx

+52 (33) 3836 0500

Or:

ICR

Investor Relations:

Allison Malkin

203-682-8225

Public Relations

Alecia Pulman

203-682-8224

About Betterware

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. With the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of Direct Selling in the Beauty and Personal Care products industry in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and Guatemala, and with its recent acquisition, it now has gained presence in the United States through JAFRA's portfolio of products.

Carlos Doormann, joined Betterware as Chief Financial Officer in October 2021 and possesses significant experience in the execution of financial and business strategies, investor relations, risk management, financial planning, treasury, procurement, among other areas of expertise. Prior to joining Betterware, he was CFO of Grupo Alpura and CFO of Club Premier. His diverse background includes finance positions at leading global companies including Philip Morris International, Kraft Foods, Boehringer Ingelheim and Aeromexico in Mexico and in the United States. Mr. Doormann holds a B.A. in Economics from ITAM and an MBA from Yale University.